
November 28, 2012

Via E-mail
Mr. Juan Garcia
Chief Financial Officer
Satélites Mexicanos, S.A. de C.V.
Avenida Paseo de la Reforma 222
Pisos 20 y 21
Colonia Juarez
06600 Mexico, D.F.
Mexico

> **Re:** **Satélites Mexicanos, S.A. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 333-8880**

Dear Mr. Garcia:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 1.d. Satellites and equipment, page F-14

1. In light of the disclosure in Note 17 where you state that the remaining life of Satmex 5 is "0.94 years" and that the in-orbit insurance for Solidaridad 2 was not renewed primarily because "the satellite's geostationary life ended in 2009," please explain to us why you disclose an estimated useful life of 15 years for Satmex 5 and 14.5 years for Solidaridad 2.

Note 7. Satellites and equipment, page F-20

2. Please provide us an analysis that identifies, for each satellite in orbit, the value reported on your balance sheet, the estimated useful life for purposes of calculating depreciation, and the

amount of depreciation expense recorded by the successor registrant in 2011. Tell us the useful life you assumed when estimating the service capacity of the satellite for purposes of determining fair value in your push-down accounting, and compare this to the period over which the asset is being depreciated.

3. We note in the Risk Factor on page 10 that you "must replace Satmex 5 before the end of its useful life." Explain to us how you intend to account for the net carrying value of the Satmex 5 satellite asset upon replacement by Satmex 8.

4. Since you have assigned the ATP-S7 to Alterna TV Corp, it is unclear why you continue to report the ATP advance payment for Satmex 7 of $2,600 as an asset. Please advise us.

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at (202) 551-3458 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director